Exhibit (a)(1)(x)

Offer to Purchase for Cash

by

Smith & Wesson Holding Corporation

of

up to 6,818,181 Shares of its Common Stock

(including Series A Junior Participating Preferred Stock Rights)

at a Purchase Price of $11.00 per Share

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED AND WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE EVENING OF TUESDAY, JULY 23, 2013, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE FURTHER EXTENDED, THE “EXPIRATION TIME”).

July 10, 2013

To Brokers, Dealers, Commercial Banks,

Trust Companies, and Other Nominees:

On June 17, 2013, Smith & Wesson Holding Corporation, a Nevada corporation (“S&W”), distributed documentation relating to its offer to purchase for cash up to 7,500,000 shares of its common stock, par value $0.001 per share (the “Shares”), together with the associated rights to purchase Series A Junior Participating Preferred Stock of S&W, par value $0.001 per share, issued pursuant to the Rights Agreement, dated August 25, 2005, between S&W and Interwest Transfer Company, Inc., as Rights Agent, at a price of $10.00 per Share, net to the seller in cash, without interest, but subject to applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 17, 2013 (the “Original Offer to Purchase”) and in the Letter of Transmittal. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on the evening of Monday, July 15, 2013.

S&W has increased the purchase price per Share at which it is offering to purchase the Shares to a purchase price of $11.00 per Share, net to the seller in cash, without interest, but subject to applicable withholding taxes (the “Purchase Price”), and decreased the number of Shares it is offering to purchase to up to 6,818,181 Shares, upon the terms and subject to the conditions set forth in the Original Offer to Purchase, dated June 17, 2013, as amended and supplemented by the Supplement to the Offer to Purchase, dated July 10, 2013 (together with the Original Offer to Purchase, the “Offer to Purchase”), and the Amended Letter of Transmittal (which together, as each may be further amended or supplemented from time to time, constitute the “Offer”). S&W has also extended the expiration of the Offer to 12:00 midnight, New York City time, on the evening of Tuesday, July 23, 2013. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Only Shares properly tendered in the Offer, and not properly withdrawn, will be purchased, upon the terms and subject to the conditions of the Offer. However, because of proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered may not be purchased if more than the number of Shares S&W seeks are properly tendered and not properly withdrawn. Shares tendered but not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned promptly following the Expiration Time. See Sections 1, 3, 4, and 5 of the Offer to Purchase.

If the Offer is fully subscribed, the completion of the Offer will result in the repurchase by S&W of 6,818,181 Shares.

Upon the terms and subject to the conditions of the Offer, if greater than 6,818,181 Shares have been properly tendered and not properly withdrawn prior to the Expiration Time, S&W will purchase properly tendered Shares in the following order of priority: (i) first, from all other stockholders who properly tender Shares, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Shares (except for stockholders who tendered Shares conditionally and for which the condition was not satisfied), until S&W has purchased 6,818,181 Shares; and (ii) second, only if necessary to permit us to purchase 6,818,181 Shares, from stockholders that have tendered their Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares prior to the Expiration Time. See Sections 1, 3, 4, and 6 of the Offer to Purchase.

STOCKHOLDERS THAT DO NOT WISH TO WITHDRAW THEIR PREVIOUSLY TENDERED SHARES WILL RECEIVE THE BENEFIT OF THE INCREASED PURCHASE PRICE WITHOUT HAVING TO TAKE ANY FURTHER ACTION.

For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Supplement to the Offer to Purchase, dated July 10, 2013;

2.	The Amended Letter of Transmittal (and accompanying IRS Form W-9), for your use in accepting the Offer and tendering Shares of, and for the information of, your clients;

3.	The Amended Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.	The Amended Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if certificates representing your clients’ Share certificates are not immediately available or cannot be delivered to you to be further delivered to Interwest Transfer Company, Inc., the depositary for the Offer (the “Depositary”), prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Amended Letter of Transmittal, to reach the Depositary prior to the Expiration Time; and

5.	Return envelope addressed to the Depositary.

The conditions to the Offer are described in Section 7 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period, and withdrawal rights will expire at 12:00 midnight, New York City time, on the evening of Tuesday, July 23, 2013, unless the Offer is further extended or withdrawn. Under no circumstances will S&W pay interest on the Purchase Price, even if there is a delay in making payment.

For Shares to be tendered properly in the Offer:

•

the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Amended Letter of Transmittal, including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and any other documents required by the Amended Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•	the tendering stockholder must, prior to the Expiration Time, comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

S&W’s Board of Directors (the “Board”) has authorized the Offer; however, none of S&W, the Board, Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), Cowen and Company, LLC, the dealer manager for the Offer (the “Dealer Manager”), or the Depositary has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares. Your clients must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the Amended Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decision with their own tax advisors, financial advisors and/or brokers.

S&W will not pay any fees or commissions to brokers, dealers, or other persons (other than fees to us, the Information Agent, and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. S&W will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. S&W will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase. See Section 5 of the Offer to Purchase.

Questions and requests for assistance may be directed to us or to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and address listed below.

We, as the Dealer Manager for the Offer, are:	The Information Agent for the Offer is:

599 Lexington Avenue New York, New York 10022 (212) 201-4888	501 Madison Avenue, 20th floor New York, New York 10022 Stockholders may call toll free: (888) 750-5834 Banks and Brokers may call collect: (212) 750-5833

Very truly yours,

Cowen and Company, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person our agent or the agent of S&W, the Depositary, the Information Agent, or any affiliate of ours or any of them or authorize you or any other person to give any information or use any document or make any statement on our behalf or on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.